UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the six months ended June 30, 2021 of Dynagas LNG Partners LP (the "Partnership").

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "likely," "would," "could," "seek," "continue," "possible," "might," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on April 29, 2021, or our Annual Report.

In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	liquefied natural gas, or LNG, market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;

•	the effect of a worldwide economic slowdown;

•	potential turmoil in the global financial markets;

•	stability of Europe and the Euro;

•	fluctuations in currencies and interest rates;

•	the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including dry-docking, crewing and insurance costs, bunker prices and fuel prices;

•	the adequacy of our insurance to cover our losses;

•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);

•	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined in our Annual Report);

•	the ability of Dynagas Holding Ltd., or our Sponsor, to fund our $30 Million Revolving Credit Facility (as defined in our Annual Report);

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;

•	our ability to realize the expected benefits from our vessel acquisitions;

•	our ability to purchase vessels from our Sponsor and other parties in the future,;

•	our continued ability to enter into profitable long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including the implementation of new environmental regulations;

•	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulphur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with Dynagas Ltd.;

•	our anticipated taxation and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	charterers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;

•	potential disruption of shipping routes due to accidents, political events, public health threats, pandemics, international hostilities and instability, piracy, acts by terrorists or events, including “trade wars”;

•	the impact of public health threats and outbreaks of other highly communicable diseases;

•	the length and severity of the coronavirus ("COVID-19") outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	the impact of adverse weather and natural disasters;

•	future sales of our common units in the public market;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.

We undertake no obligation, and specifically decline any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors which may adversely affect our results.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this Report on Form 6-K and in our other filings made with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2021

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

 Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the six month periods ended June 30, 2021 and 2020. Unless otherwise specified herein, references to the “Partnership,” “we,” “our” and “us” or similar terms include Dynagas LNG Partners LP and its wholly owned subsidiaries; references to Dynagas LNG Partners LP include Dynagas LNG Partners LP and not its subsidiaries; and references to our “Sponsor” include Dynagas Holding Ltd. and its subsidiaries. Our Sponsor is beneficially owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou, and members of his family. References to our “General Partner” are to Dynagas GP LLC, an entity owned and controlled by our Sponsor, and references to our “Manager” are to Dynagas Ltd., which is wholly owned by Mr. Georgios Prokopiou. All references in this report to “Gazprom,” “Equinor” and “Yamal” refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (formerly known as Statoil ASA) and Yamal Trade Pte. Ltd. respectively and certain of their respective subsidiaries or affiliates, which are our current or prospective charterers.

You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control, which could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. Please see our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 29, 2021, and our other filings with the Commission, which contain additional information relating to our management’s discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence.

Business Overview and Development of the Partnership

Since our initial public offering (“IPO”) in November 2013, we have been a growth-oriented limited partnership focused on owning and operating liquefied natural gas (“LNG”) carriers and have grown our fleet (our “Fleet”) from three vessels at the time of our IPO to our current fleet of six vessels with our last vessel acquisition in 2015.  As a result of the significant challenges facing the midstream energy master limited partnership industry, our cost of equity capital has remained elevated for a prolonged period, making the funding of new acquisitions challenging. All of the vessels in our Fleet are currently contracted on time charters with international energy companies, including Gazprom, Equinor and Yamal, which we expect to provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

We are currently focusing our capital allocation on debt repayment and prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and potentially pursuing further business and growth opportunities in transportation of energy or other energy-related projects, including, without limitation, floating storage regassification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor or from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

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As of the date of this report, we have outstanding 36,802,247 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the “Series A Preferred Units”, and 2,200,000 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units, or the “Series B Preferred Units.” Our Sponsor currently beneficially owns approximately 42.4% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units.

Recent Events

Series A Preferred Units Cash Distribution

On May 12, 2021, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2021 to May 11, 2021, to all Series A Preferred unitholders of record as of May 5, 2021.

On August 12, 2021, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2021 to August 11, 2021, to all Series A Preferred unitholders of record as of August 5, 2021.

Series B Preferred Units Cash Distribution

On May 24, 2021, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from February 22, 2021 to May 21, 2021, to all Series B Preferred unitholders of record as of May 17, 2021.

On August 23, 2021, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from May 22, 2021 to August 21, 2021, to all Series B Preferred unitholders of record as of August 16, 2021.

Issuance of common stock

On July 2, 2020, we entered into an ATM Sales Agreement (the “Original Agreement”) for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. We issued and sold under this ATM sales program 122,580 common units resulting in net proceeds of $0.3 million. On August 19, 2020, we terminated the Original Agreement and entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. As of the date of this report, we have issued and sold 1,189,667 common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement.

Our Fleet and our Charters

As of September 16, 2021, our Fleet consisted of six LNG carriers with an average age of approximately 11.1 years. All six vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, including Gazprom, Equinor and Yamal. As of September 16, 2021, the estimated contracted revenue backlog of our Fleet was approximately $1.08 billion with average remaining contract duration of approximately 7.4 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, variable hire rate adjustments and other factors that may result in lower revenues than our average contract backlog per day.

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The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of September 16, 2021:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor	September 2023	October 2023	October 2023
Yenisei River	2013	155,000	Yes	TFDE*	Yamal	Q4 2033	Q2 2034	Q2 2049
Lena River	2013	155,000	Yes	TFDE*	Yamal	Q2 2034	Q3 2034	Q4 2049

* As used in this report, “TFDE” refers to tri-fuel diesel electric propulsion system.

The following table summarizes our estimated contracted charter revenues and contracted days for the vessels in our Fleet after September 16, 2021 and for the each of the years ending December 31, 2021, 2022 and 2023:

	After September 16,	For the years ending December 31,
Estimated contract backlog, at end of year	2021	2022	2023
Contracted time charter revenues (in millions of U.S. Dollars) (1)(2)	39.9	132.4	131.1
Contracted days	636	2,100	2,083
Available Days	636	2,100	2,190
Contracted/Available Days	100%	100%	95%

(1)	Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.
(2)	Estimated contracted revenues for each of the years 2021, 2022 and 2023 include the amount of $3.5 million, $12.1 million and $12.1 million respectively, which relate to the estimated portion of the variable hire contained in the above mentioned time charter contracts with Yamal, which represent the operating expenses of the respective vessels and are subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels’ operating costs.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons. In addition, as of June 30, 2021, we derived our revenues from three charterers, who accounted for 45%, 39% and 16%, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited, to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

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Operating results

Selected financial information

The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.

Selected Historical Financial Data and Other Operating Information	Six Months Ended June 30,
	2021	2020
STATEMENT OF INCOME (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$67,377	$68,384
Voyage expenses- including related party (1)	(1,370)	(1,610)
Vessel operating expenses	(14,493)	(14,470)
General and administrative expenses- including related party (2)	(1,723)	(1,265)
Management fees-related party	(2,987)	(3,358)
Depreciation	(15,725)	(15,812)
Operating income	$31,079	$31,869
Interest and finance costs, net	(10,831)	(15,100)
Gain/ (Loss) on derivative instruments	4,763	(3,352)
Other, net	(31)	(23)
Net Income	$24,980	$13,394
Common unitholders’ interest in Net Income	$19,180	$7,605
Series A Preferred unitholders’ interest in Net Income	$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income	$2,406	$2,406
General Partner’s interest in Net Income	$19	$8

EARNINGS/(LOSS) PER UNIT (basic and diluted):
Common Unit	$0.53	$0.21
Weighted average number of units outstanding (basic and diluted):
Common units	36,201,051	35,490,000

	June 30, 2021	December 31, 2020
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$43,431	$27,120
Vessels, net	869,175	884,900
Total assets	$969,632	$965,837
Total current liabilities	68,421	62,845
Total long-term debt, gross of deferred financing fees, including current portion	591,000	615,000
Total partners’ equity	$358,986	$336,493

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Selected Historical Financial Data and Other Financial Information	Six Months Ended June 30,
	2021	2020
CASH FLOW DATA
Net cash provided by operating activities	$38,768	$26,836
Net cash used in investing activities	—	—
Net cash used in financing activities	$(26,966)	$(29,781)

FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period/ (years)	10.9	9.9
Available Days (4)	1,086	1,092.0
Fleet utilization (5)	100%	99.5%

OTHER FINANCIAL DATA
Cash distributions per Series A Preferred Unit (6)	$1.13	$1.13
Cash distributions per Series B Preferred Unit (7)	$1.09	$1.09
Time Charter Equivalent (in U.S. Dollars) (8)	$60,780	$61,148
Adjusted EBITDA (8)	$47,495	$47,870

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.
(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.
(3)	Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.
(4)	Available Days are the total number of calendar days our vessels were in our possession during a period less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.
(5)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
(6)	Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first and second quarter of 2021 and 2020, respectively, which were paid in the second and third quarter of 2021 and 2020, respectively.
(7)	Corresponds to a cash distribution of $0.546875 in respect of the first and second quarter of 2021 and 2020, respectively, which were paid in the second and third quarter of 2021 and 2020, respectively.

(8)	Non-GAAP Financial Information TCE.

Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Six Months Ended June 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2021	2020
Voyage revenues	$67,377	$68,384
Voyage expenses	(1,370)	(1,610)
Time charter equivalent revenues	66,007	66,774
Available Days	1,086	1,092.0
Time charter equivalent (TCE) rate (in U.S Dollars)	$60,780	$61,148

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ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, unrealised gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented below, may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to Adjusted EBITDA	Six months ended June 30,
(In thousands of U.S. Dollars)	2021	2020
Net Income	$24,980	$13,394
Net interest and finance costs (1)	10,831	15,100
Depreciation	15,725	15,812
(Gain)/ Loss on derivative financial instrument	(4,763)	3,352
Amortization of deferred revenue	330	104
Amortization of deferred charges	392	108
Adjusted EBITDA	$47,495	$47,870

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•	Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report, all six vessels in our Fleet are employed under multi-year time charters with staggered maturities, which is intended to make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However we expect to be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future. The earliest contracted re-delivery date for one vessel of our Fleet (the Arctic Aurora) is in the third quarter of 2023.
•	Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;
•	Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;
•	The number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	The timely delivery of any vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterers’ obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;

•	The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety, environmental and compliance standards that meet our charterer’s requirements;
•	Our ability to successfully defend against any claims, suits, and complaints, including but not limited to those involving government laws and regulations and product liability;
•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;
•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortization levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer’s right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us;
•	The level of any distribution on all classes of our units; and
•	Other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on April 29, 2021, and from time to time in our periodic reports.

6

Results of Operations

Six months ended June 30, 2021 compared to the six months ended June 30, 2020

Voyage revenues

Voyage revenues, adjusted for deferred revenue amortization, decreased by $1.1 million, or 1.6%, to $67.7 million in the six months ended June 30, 2021, as compared to $68.5 million in the same period in 2020. This decrease in voyage revenues (as adjusted) is primarily attributable to the lower variable hire revenues earned on the Lena River in the six months ended June 30, 2021 compared to the corresponding period in 2020.

Voyage expenses- including voyage expenses to related party

Voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) decreased by $0.2 million, or 12.5%, to $1.4 million in the six month periods ended June 30, 2021, from $1.6 million in the corresponding period in 2020. This decrease in voyage expenses is primarily attributable to lower bunker consumption and port expenses incurred in the six month period to June 30, 2021 compared to the corresponding period in 2020 for the vessel Lena River.

Vessel operating expenses

Vessel operating expenses for both the six months ended June 30, 2021 and the six months ended June 30, 2020 were $14.5 million, which corresponds to daily operating expenses of $13,345 per LNG carrier in the six-month period ended June 30, 2021, as compared to daily operating expenses of $13,251 per LNG carrier in the six-month period ended June 30, 2020.

General and Administrative Expenses- including related party costs

During the six month periods ended June 30, 2021 and 2020, we incurred general and administrative expenses of $1.7 million and $1.3 million, respectively. The $0.4 million, or 30.8%, increase in the six-month period ended June 30, 2021 general and administrative charges, as compared to the same period in 2020, is mainly associated with legal and other miscellaneous costs incurred during the period as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management fees- related party

During each of the six-month periods ended June 30, 2021 and 2020, we incurred $3.0 million and $3.4 million in management fees respectively, or a daily fee of $2,750 and $3,075 per vessel per day, respectively. The 11.8% decrease in the management fees in the six-month period ended June 30, 2021, as compared to the same period in 2020, is consistent with the decrease of the daily management fee, following our entry into the new master management agreement with Dynagas Ltd., which was effective as of January 1, 2021.

7

Depreciation

Depreciation expense amounted to $15.7 million and $15.8 million during the six-month periods ended June 30, 2021 and 2020 respectively.

Interest and finance costs

For the six months ended June 30, 2021 and 2020, interest and finance costs were $10.8 million and $15.3 million, respectively. The decrease of $4.5 million, or 29.4%, in period interest and finance costs is due to the (i) lower weighted average interest, which was 3.1% in the six months ended June 30, 2021 as compared to 4.2% in the corresponding period and (ii) the reduction in interest bearing debt as compared to the corresponding period in 2020.

Gain /(Loss) on derivative instruments

On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The interest rate swap did not qualify for hedge accounting and during the six months ended June 30, 2021 and 2020, we recognized an unrealised gain on the derivative financial instrument of $4.8 million and an unrealized loss on derivative financial instrument of $3.4 million respectively.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2020. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on April 29, 2021.

Recent Accounting Pronouncements

For information related to recent accounting pronouncements in 2021, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

8

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations, equity financing and other financing transactions. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying the liquidity covenants contained in the $675 Million Credit Facility. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2021, our principal sources of funds were our operating cash. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our vessel management agreements with our Manager.

Our long-term liquidity requirements relate primarily to funding capital expenditures, including the potential acquisition of additional vessels, the repayment of our long-term debt.

During the six-month period ended June 30, 2021, we generated net cash from operating activities of $38.8 million, as compared to $26.8 million in the same period in 2020, which represents an increase of $12.0 million, or 44.8%. This increase in net cash from operating activities was mainly attributable to (i) the favorable movement of the working capital accounts in the six-month period ended June 30, 2021, which is described below, relative to the corresponding period in 2020 and (ii) the decrease in finance costs for the reasons discussed above.

9

As of June 30, 2021, we reported cash of $86.8 million (including $50.0 million of restricted cash), which represented an increase of $11.8 million, or 15.8%, from $75 million as of December 31, 2020. As of June 30, 2021, we had available liquidity of $116.8 million, which includes our reported free cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility, as amended, with our Sponsor, which was extended on November 14, 2018 for a further five-year term, and is available to us at any time until November 14, 2023. The $30 Million Revolving Credit Facility with our Sponsor remains available in its entirety as of the date of this report.

Our aggregate outstanding indebtedness as of June 30, 2021, was $591.0 million, which is gross of unamortized loan fees, under the $675 Million Credit Facility. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, as amended, discussed above. As of June 30, 2021, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.

As of June 30, 2021, we reported a working capital deficit of $25.0 million as compared to a working capital deficit of $35.7 million as of December 31, 2020, which represents a decrease of $10.7 million, or 30%. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.

COVID-19 update

The spread of the novel coronavirus (hereinafter referred to as COVID-19), which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. Securing employment for our Fleet upon the expiration of our charters may be challenging if this environment persists..

COVID-19 has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes on our vessels. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes on our vessels. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Our Borrowing Activities

As of June 30, 2021, our outstanding borrowings relate to the $675 Million Credit Facility. For further information relating to our secured debt, please see Note 3 and Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2020, which was filed with the Commission on April 29, 2021, and Notes 3 and 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

10

Distributions

Distributions on Series A Preferred Units

On February 12, 2021, we paid a cash distribution for the period from November 12, 2020 to February 11, 2021, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2021.

On May 12, 2021, we paid a cash distribution for the period from February 12, 2021 to May 11, 2021, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2021.

On August 12, 2021, we paid a cash distribution for the period from May 12, 2021 to August 11, 2021, of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2021.

Distributions on Series B Preferred Units

On February 22, 2021, we paid a cash distribution for the period from November 22, 2020 to February 21, 2021, of $0.546875 per unit to all Series B Preferred unitholders of record as of February 15, 2021.

On May 24, 2021, we paid a cash distribution for the period from February 22, 2021 to May 21, 2021, of $0.546875 per unit to all Series B Preferred unitholders of record as of May 17, 2021.

On August 23, 2021, we paid a cash distribution for the period from May 22, 2021 to August 21, 2021, of $0.546875 per unit to all Series B Preferred unitholders of record as of August 16, 2021.

Cash Flows

The following table summarizes our net cash flows from/(used in) operating, investing and financing activities and our cash and cash equivalents for the six month periods ended June 30, 2021 and 2020:

	Six months ended June 30,
(in thousands of U.S. Dollars)	2021	2020
Net cash provided by operating activities	$38,768	$26,836
Net cash used in investing activities	—	—
Net cash used in financing activities	(26,966)	(29,781)
Cash and cash equivalents and restricted cash at beginning of period	74,979	66,206
Cash and cash equivalents and restricted cash at end of period	$86,781	$63,261

Operating Activities

Net cash from operating activities amounted to $38.8 million for the six months ended June 30, 2021, as compared to $26.8 million for the same period in 2020. This increase in net cash from operating activities was mainly attributable to (i) the favorable movement of the working capital accounts in the six-month period ended June 30, 2021, which is described above, relative to the corresponding period in 2020 and (ii) the decrease in finance costs for the reasons discussed above.

Net cash from operating activities amounted to $26.8 million for the six months ended June 30, 2020, as compared to $16.1 million for the same period in 2019. The increase in net cash from operating activities was directly correlated with the increase in period net income.

11

Investing activities

No cash was used in investing activities during both the six month periods ended June 30, 2021 and 2020.

Financing activities

Net cash used in financing activities was $27.0 million during the six months ended June 30, 2021 and consisted of: (i) payment of $24.0 million of regular principal payment under the $675.0 Million Credit Facility, (ii) distributions of $5.8 million paid to our preferred unitholders during the period (see “Distributions” above), (iii) $3.4 million in proceeds from issuance of common units net of payments for securities registration and other filing costs and (iv) payment of $0.6 million for derivative instruments.

Net cash used in financing activities was $29.8 million during the six months ended June 30, 2020 and consisted of: (i) payment of $24.0 million of regular principal payment under the $675.0 Million Credit Facility and (ii) distributions of $5.8 million paid to our preferred unitholders during the period.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2021:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long-Term Debt	$591,000	$48,000	$96,000	$447,000	$—
Interest on long term debt (1)	52,343	17,927	31,387	3,029	—
Interest rate swap payments (2)	(2,721)	1,332	(3,202)	(851)	—
Management fees & commissions payable to the Manager (3)(4)	78,119	7,679	15,723	16,092	38,625
Executive Services fee (5)	1,518	638	880	—	—
Administrative Services fee (6)	40	40	—	—	—
Total	$720,299	$75,616	$140,788	$465,270	$38,625

12

(1)	Our variable rate long-term debt outstanding as of June 30, 2021 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period actual LIBOR for the period ending September 27, 2021 and our applicable margin rate.
(2)	The variable leg of the derivative instrument has been calculated on the basis of the three-month period forward LIBOR rates as of June 30, 2021.
(3)	Under the terms of the Master Agreement signed in March 2021 and effective as from January 1, 2021, we currently pay our Manager a management fee of $2,750 per day per vessel, which is subject to an annual increase of 3%. We may agree with our Manager, subject to the approval of our Conflicts Committee, to further annual increases, to compensate our Manager for material unforeseen costs incurred by it when providing the management services. The management agreements that form a part of the Master Agreement also provide for commissions of 1.25% of charter-hire revenues. In the event the Master Agreement is terminated for any reason other than default by the Manager, the applicable management fee under the Master Agreement shall continue to be payable for a further period of six months as from the effective date of such termination. The Manager may also terminate the Master Agreement in the event that we undergo a change of control, in which case, subject to and pursuant to the terms of the Master Agreement, we would be required to pay to the Manager an amount equal to the net present value, calculated at a discount rate of 5% per annum of the total aggregate management fees payable from the date of such termination to June 30th in the tenth year following the date of termination, based on the number of Vessels managed at the date of termination (as contemplated under the Master Agreement).
(4)	Not including $1.9 million of the “Management fees & commissions payable to the Manager” related to the commissions on variable hire contained in certain time charter contracts with Yamal, which represents the operating expenses of the vessel and is subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of “Management fees & commissions payable to the Manager” payable to the Manager in respect of such variable hire rate may therefore differ from the amounts included in the contractual obligations, due to the annual variations in each vessel’s respective operating cost.

(5)	On March 21, 2014, we entered into an executive services agreement with our Manager, or the Executive Services Agreement, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1851, the EURO/USD exchange rate as of June 30, 2021 and does not include any incentive compensation which our Board of Directors may agree to pay.

(6)	On December 30, 2014 and with effect from the IPO closing date, we entered into an administrative services agreement with our Manager (the “Administrative Services Agreement”), according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by the Manager as per the provisions of the agreement.

13

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

F-1

DYNAGAS LNG PARTNERS LP

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-2

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

As of June 30, 2021 (unaudited) and December 31, 2020

(Expressed in thousands of U.S. Dollars — except for unit data)

	Note	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$36,781	$24,979
Trade accounts receivable		46	384
Prepayments and other assets	4,9	5,766	949
Inventories		838	808
Total current assets		43,431	27,120

FIXED ASSETS, NET:
Vessels, net	5	869,175	884,900
Total fixed assets, net		869,175	884,900

OTHER NON-CURRENT ASSETS:
Restricted cash		50,000	50,000
Due from related party	3	1,350	1,350
Accrued charter revenue		54	371
Deferred charges		1,614	2,096
Derivative financial instrument, non-current portion	8,13	4,008	—
Total assets		$969,632	$965,837

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,170 and $2,285, respectively	6	$45,830	$45,715
Trade payables		5,087	4,373
Due to related party	3	618	1,706
Accrued liabilities	7,9	6,194	1,655
Derivative financial instrument, current portion	8,13	1,332	1,332
Unearned revenue		9,360	8,064
Total current liabilities		68,421	62,845

NON-CURRENT LIABILITIES:
Deferred revenue		3,212	3,199
Long-term debt, net of current portion and unamortized deferred financing fees of $3,987 and $5,034, respectively	6	539,013	561,966
Derivative financial instrument, non- current portion	8,13	—	1,334
Total non-current liabilities		542,225	566,499

Commitments and contingencies	9	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,802,247 units and 35,612,580 units issued and outstanding as at June 30, 2021 and December 31, 2020)	10	232,258	209,784
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at June 30, 2021 and December 31, 2020)	10	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at June 30, 2021 and December 31, 2020)	10	53,498	53,498
General Partner (35,526 units issued and outstanding as at June 30, 2021 and December 31, 2020)	10	14	(5)
Total partners’ equity		358,986	336,493
Total liabilities and partners’ equity		$969,632	$965,837

The accompanying notes are an integral part of these consolidated financial statements.

F-3

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Income

For the six month periods ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

Six months ended June 30,

	Note	2021	2020
REVENUES:
Voyage revenues		$67,377	$68,384
EXPENSES:
Voyage expenses (including related party)		(1,370)	(1,610)
Vessel operating expenses		(14,493)	(14,470)
General and administrative expenses (including related party)	3	(1,723)	(1,265)
Management fees-related party	3	(2,987)	(3,358)
Depreciation	5	(15,725)	(15,812)
Operating income		$31,079	$31,869

OTHER INCOME/(EXPENSES):
Interest and finance costs	6, 12	(10,831)	(15,309)
Interest income		—	209
Gain/ (Loss) on derivative financial instruments	13	4,763	(3,352)
Other, net		(31)	(23)
Total other income/ (expenses)		(6,099)	(18,475)

Partnership’s Net Income		$24,980	$13,394
Common unitholders’ interest in Net Income		$19,180	$7,605
Series A Preferred unitholders’ interest in Net Income		$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income		$2,406	$2,406
General Partner’s interest in Net Income		$19	$8
Earnings per unit, basic and diluted:	11
Common unit (basic and diluted)		$0.53	$0.21
Weighted average number of units outstanding, basic and diluted:	11
Common units		36,201,051	35,490,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Partners’ Equity

For the six month periods ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars—except for unit data)

Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$187,021	$(28)	$313,707
-Net income	—	—	—	—	3,375	2,406	7,605	8	13,394
-Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	(3,375)	(2,406)	—	—	(5,781)
BALANCE, June 30, 2020	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$194,626	$(20)	$321,320

Partners’ Capital

	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2020	3,000,000	2,200,000	35,612,580	35,526	$73,216	$53,498	$209,784	$(5)	$336,493
-Net income	—	—	—	—	3,375	2,406	19,180	19	24,980
- Issuance of common stock, net of issuance costs (Note 10)	—	—	1,189,667	—	—	—	3,294	—	3,294
-Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	(3,375)	(2,406)	—	—	(5,781)
BALANCE, June 30, 2021	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$232,258	$14	$358,986

The accompanying notes are an integral part of these consolidated financial statements.

F-5

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	Note	June 30, 2021	June 30, 2020
Cash flows from Operating Activities:
Net income:		$24,980	$13,394
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5	15,725	15,812
Amortization and write-off of deferred financing fees	12	1,162	1,287
Deferred revenue amortization		330	104
Amortization and write off of deferred charges		392	108
(Gain)/ Loss on derivative financial instruments	13	(4,763)	3,352
Changes in operating assets and liabilities:
Trade accounts receivable		338	(577)
Prepayments and other assets		(317)	(481)
Inventories		(30)	(67)
Due from/to related parties		(1,088)	(3,730)
Deferred expenses		(9)	(934)
Trade accounts payable		712	(181)
Accrued liabilities		40	(311)
Unearned revenue		1,296	(940)
Net cash provided by Operating Activities		$38,768	$26,836

Cash flows from Investing Activities:
Other additions to vessels’ equipment		—	—
Net cash used in Investing Activities		$—	$—

Cash flows from Financing Activities:
Net proceeds from issuance of common units	10	3,407	—
Payment of securities registration and other filing costs	10	(13)	—
Distributions declared and paid	10	(5,781)	(5,781)
Repayment of long-term debt	6	(24,000)	(24,000)
Payment of derivative instruments	13	(579)	—
Net cash used in Financing Activities		$(26,966)	$(29,781)

Net increase in cash and cash equivalents and restricted cash		11,802	(2,945)
Cash and cash equivalents and restricted cash at beginning of the period		74,979	66,206
Cash and cash equivalents and restricted cash at end of the period		$86,781	$63,261
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		36,781	13,261
Restricted cash		50,000	50,000
Cash and cash equivalents and restricted cash		$86,781	$63,261

The accompanying notes are an integral part of these consolidated financial statements.

F-6

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended (Note 3(c)), (the “Omnibus Agreement”) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”) (Note 3(b)), which was extended on November 14, 2018 until November, 2023, to be used for general Partnership purposes.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers The Partnership has experienced some logistical challenges across its fleet, however, as of June 30, 2021, the Partnership did not experience any material negative financial impacts to its results of operations or financial position as a result of COVID-19.

As of June 30, 2021, the Partnership had a working capital deficit of $25.0 million as compared to the working capital deficit of $35.7 million as of December 31, 2020, which is mainly due to the current portion of its long-term debt. The Partnership believes that current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its Fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest debt, and make at least the required distribution on Series A Preferred Units and Series B Preferred Units in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of June 30, 2021:

Vessel Owning Subsidiaries:

Company Name	Country of incorporation/ formation	Vessel Name	Delivery date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

F-7

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 6 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands	Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.
Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan discussed under Note 6.

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

As of June 30, 2021, the Partnership’s Sponsor owned 42.4% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S Securities and Exchange Commission (“SEC”) for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2020 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on April 29, 2021. In the opinion of the Partnership’s management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

F-8

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A summary of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 29, 2021. There have been no material changes to these policies in the six month period ended June 30, 2021.

During the six month periods ended June 30, 2021 and 2020, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2021	2020
A	45%	45%
B	39%	40%
C	16%	15%
Total	100%	100%

Recent Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of June 30, 2021, the Partnership has not made any contract modifications to replace the reference rate in any of its agreements and has not evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows. The Partnership is in the process of evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Partnership is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

F-9

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate.

If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after Dec 15, 2021 and for interim periods within those fiscal years. The Partnership is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

3. Transactions with related parties:

During the six-month periods ended June 30, 2021 and 2020, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of income:

Six months ended June 30
	2021	2020
Included in voyage expenses – related party
Charter hire commissions (a)	$851	$855

Included in general and administrative expenses – related party
Executive services fee (d)	$324	$298
Administrative services fee (e)	$60	$60
Management fees-related party
Management fees (a)	$2,987	$3,358

As of June 30, 2021 and December 2020, balances with related parties consisted of the following:

Period/Year ended

	2021	2020
Assets:
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party, non-current	$1,350	$1,350

Liabilities included in Due to related party:
Working capital due to Manager (a)	$356	$1,032
Executive service charges due to Manager (d)	$162	$159
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$70	$485
Total liabilities due to related party, current	$618	$1,706

F-10

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

a) Dynagas Ltd.

The Partnership’s vessels originally entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager (the “Management Agreements”), which terminated on December 31, 2020. Pursuant to the terms of these Management Agreements, the Manager provided each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon the vessel’s delivery until the termination of the Management Agreement. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees were adjusted upwards by 3% until expiration of each Management Agreement.

On March 3, 2021, the Partnership entered into a new master management agreement (the “Master”) with Dynagas Ltd. (the “Manager”), which amends and supersedes the previous commercial, technical, crew, accounting and vessel administrative services agreement and reduces the technical management fees payable from $3,167 per day per vessel to $2,750 per day per vessel commencing on January 1, 2021. Beginning on the first calendar year after the commencement of Master Agreement and each calendar year thereafter, these fees are adjusted upwards by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such further-increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Master Agreement, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

The Master Agreement initially terminates on December 31, 2030 and upon expiration, automatically extends in additional five-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. In the event the Master Agreement is terminated for any reason other than default by the Manager, the applicable management fee under the Master Agreement shall continue to be payable for a further period of six months as from the effective date of such termination. The Manager may also terminate the Master Agreement in the event that the Partnership undergoes a change of control, in which case, subject to and pursuant to the terms of the Master Agreement, the Partnership would be required to pay to the Manager an amount equal to the net present value calculated at a discount rate of 5% per annum of the total aggregate management fees payable from the date of such termination to June 30th in the tenth year following the date of termination based on the number of Vessels managed at the date of termination (as contemplated under the Master Agreement).

During the six month periods ended June 30, 2021 and 2020, each vessel was charged a daily management fee of $2.8 and $3.1, respectively. During the six-month periods ended June 30, 2021 and 2020, management fees under the vessel Master and Management Agreements amounted to $2,987, and $3,358 respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.

The Master also provides for:

(i)	a commission of 1.25% over charter-hire agreements; and

During the six month periods ended June 30, 2021 and 2020, charter hire commissions under the Master and the Management Agreements amounted to $851 and $855, respectively, and are included in Voyage expenses-related party in the accompanying unaudited interim condensed consolidated statements of income.

The Management Agreements also provide for an advance equal to three months daily management fee. The Master Agreement also provides that during its’ term, the advance shall continue to be maintained by the Manager. Such advances as of June 30, 2021 and 2020, amounted to $1,350, are separately reflected in Non-Current Assets as Due from related party in the consolidated condensed balance sheets.

F-11

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of June 30, 2021 and December 31, 2020 amounts of $356 and $1,032, respectively, were due to the Manager in relation to these operating expenses.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital.

The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November, 2023. No amounts have been drawn under the respective facility as of June 30, 2021 and December 31, 2020.

(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), as well as the Partnership’s option to acquire the Sponsor’s ownership interest (which is currently 49.0% as of June 30, 2021) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier which were all delivered between December 2017 and February 2019, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership.

The purchase option periods with regards to the Initial Optional Vessels that were not exercised, expired in December 2018.

The Partnership’s option periods with regards to the Sponsor’s interests in in all five joint venture entities described above also expired unexercised.

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $648 on the basis of an average Euro/US Dollar exchange rate of €1.0000/$1.2052 in the six-month period ended June 30, 2021), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the six month periods ended June 30, 2021 and 2020, executive service fees amounted to $324 and $298, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

F-12

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the six month periods ended June 30, 2021 and 2020, administrative service fees amounted to $60 and are included in general and administrative expenses – related party in the accompanying unaudited interim condensed consolidated statements of income.

4. Prepayments and other assets:

The amounts in the consolidated condensed balance sheets are analyzed as follows:

	Period/Year ended
	June 30, 2021	December 31, 2020
Insurance claims receivable (Note 9)	$4,500	$—
Prepayments and other assets	$1,266	$949
Total prepayments and other assets	$5,766	$949

5. Vessels, net:

The amounts in the consolidated condensed balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2020	$1,167,909	$(283,009)	$884,900
Depreciation	—	(15,725)	(15,725)
Balance June 30, 2021	$1,167,909	$(298,734)	$869,175

As of June 30, 2021, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 6.

6. Long-Term Debt:

The amounts shown in the consolidated condensed balance sheets are analyzed as follows:

		Period/ Year Ended
Debt instruments	Borrowers-Issuers	June 30, 2021	December 31, 2020

$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	591,000	615,000
Total debt		$591,000	$615,000
Less deferred financing fees		(6,157)	(7,319)
Total debt, net of deferred finance costs		$584,843	$607,681
Less current portion, net of deferred financing fees		$(45,830)	$(45,715)

Long-term debt, net of current portion and deferred financing fees		$539,013	$561,966

F-13

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Long-Term Debt (continued):

$675 Million Senior Secured Term Loan Facility ($675 Million Credit Facility)

On September 18, 2019, Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited and Solana Holding Ltd., wholly owned by the Partnership, as co-borrowers, entered into a syndicated $675.0 million senior secured term loan, the $675 Million Credit Facility, with leading international banks. On September 25, 2019, the amount of $675.0 million was drawn under the $675 Million Credit Facility and the Partnership repaid in full the indebtedness outstanding under the $480 Million Senior Secured Term Loan Facility of $470.4 million; and on October 30, 2019, the remaining amount of $204.6 million plus cash on hand was used to repay the $250 Million Senior Unsecured Notes due 2019.

The $675 Million Credit Facility bears interest at U.S. LIBOR (in case LIBOR is less than zero, LIBOR shall be deemed to be zero) plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year.

The $675 Million Credit Facility contains financial covenants that require the Partnership to:

•	meet a specified minimum ratio of Cash and Cash Equivalents to Total Liabilities;
•	meet a specified maximum ratio of Total Liabilities to the Market Value Adjusted Total Assets; and
•	maintain a minimum liquidity of $50.0 million in a restricted Cash Collateral Account.

The $675 Million Credit Facility restricts the Partnership from declaring or making any distributions to its common unit-holders while borrowings are outstanding. Scheduled distributions to the preferred unit-holders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding.

As of June 30, 2021, the Partnership was in compliance with all financial covenants prescribed in its $675 Million Credit Facility.

The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at June 30, 2021, required to be made after the balance sheet date were as follows:

Year ending June 30,	Amount
2022	$48,000
2023	48,000
2024	48,000
Thereafter	447,000
Total long-term debt	$591,000

F-14

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Long-Term Debt (continued):

The weighted average interest rate on the Partnership’s long-term debt for the six month periods ended June 30, 2021 and 2020 was 3.1% and 4.2%, respectively.

Total interest incurred on long-term debt for the six month periods ended June 30, 2021 and 2020, amounted to $9,531 and $13,939 respectively, and is included in Interest and finance costs (Note 12) in the accompanying unaudited interim condensed consolidated statements of income.

7. Accrued liabilities:

The amounts in the consolidated condensed balance sheets are analyzed as follows:

	Period/Year ended
	June 30, 2021	December 31, 2020
Provisions for legal claims (Note 9)	$4,500	$—
Other accrued liabilities	$1,694	$1,655
Total accrued liabilities	$6,194	$1,655

8. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated condensed balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated condensed balance sheets. The fair value of the non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $969 as of June 30, 2021, compared to its carrying value of $1,350 as of the same date.

  Long-term debt: The $675 Million Credit Facility discussed in Note 6, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans.

  Derivative financial instrument: The carrying values reported in the consolidated condensed balance sheets for the swap transaction are determined through Level 2 of the fair value hierarchy and are derived principally from interest rates, yield curves and other items that allow value to be determined.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
  Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and
  Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.

F-15

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Fair Value Measurements (continued):

The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

Significant Other Observable Inputs (Level 2)
Recurring measurements:	June 30, 2021	December 31, 2020

Assets
Interest rate swaps	4,008	—
Total	$4,008	—

Liabilities
Interest rate swaps	1,332	2,666
Total	$1,332	$2,666

9. Commitments and Contingencies:

(a) Long-term leases:

The Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers’ options to extend the lease terms, termination clauses and charterers’ options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination or purchase options.

Two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

Specifically, under two of the Partnership’s time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

F-16

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Commitments and Contingencies (continued):

The Partnership’s future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of June 30, 2021, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Period/ Year ending December 31,	Amount
2021 (period)	63,196
2022	125,359
2023	119,046
2024	103,935
2025	103,478
2026 and thereafter	447,063
Total	$962,077

(b) Legal Proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.

Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed (other than that referred below) or for which a provision should be established in the accompanying consolidated condensed financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated condensed financial statements. The Partnership is covered in the event of any liabilities associated with the individual vessels’ actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purports to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership’s expectations about its ability to sustain its quarterly distribution.

The complaint seeks unspecified damages, attorneys’ fees, and other costs. On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint makes allegations similar to those in the original complaint, extends the class period (December 21, 2017 through March 21, 2019), adds as defendants three additional directors of the Partnership and the underwriters of the Partnership’s Series B Preferred Units Offering, and asserts new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering. The Partnership, related entity defendants, and underwriter defendants filed a motion to dismiss the amended complaint on December 5, 2019.

F-17

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Commitments and Contingencies (continued):

In May 2021, the parties entered into a Stipulation and Agreement of Settlement of $4.5 million, for the full and final settlement of the litigation, which is subject to Court approval. In June 2021, the Court granted preliminary approval of the settlement and scheduled a hearing for November 5, 2021 to consider final approval of the settlement. As of June 30, 2021, the Partnership determined that itself, its’ related entity defendants, and individual defendants would be liable for the amount prescribed by the abovementioned settlement agreement and recorded an accrual of $4.5 million, representing the Partnership’s best estimate of that amount at that date. The settlement will be covered in full by the Partnership´s directors’ and officers’ insurance and as such, the Partnership has recorded the amount of $4.5 million as a claim receivable by the directors’ and officers’ insurance, which is included in “Prepayments and other assets” in the accompanying consolidated condensed balance sheets. The Partnership, related entity defendants, and individual defendants continue to believe that the claims asserted against them in the litigation are without merit, have not conceded or admitted any wrongdoing or liability, and are not conceding any wrongdoing or liability in agreeing to settle the litigation.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreement. On March 3, 2021, the Partnership entered into a new master management agreement (the “Master”) with Dynagas Ltd. (the “Manager”), which amends and supersedes the previous commercial, technical, crew, accounting and vessel administrative services management agreement. For the commercial services provided under the Master Management Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $12,026. For vessel administrative and technical management fees, the Partnership paid during the six-month period ended June 30, 2021, a daily management fee of $2.8 per vessel (Note 3(a)). Management fees for the period from July 1, 2021 to the date of the expiration of the agreement on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Master Agreement, are estimated to amount to $66,093.

10. Partners’ Equity:

Series A Preferred Units:

On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million.

Series B Preferred Units:

On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters’ discounts and commissions and offering expenses, which amounted to $2.0 million.

Concurrently with the conclusion of the Series B Preferred Units Public Offering, the Partnership entered into the Limited Partnership Agreement in order to, among others, conform its provisions to the terms and provisions related to the issuance of the Series B Preferred Units and to remove references to subordinated units and subordinated period that are no longer in effect.

As of June 30, 2021, the Partnership had 36,802,247 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

F-18

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners’ Equity (continued):

Common and General Partner unit distribution provisions:

The Partnership pays distributions in the following manner:

• first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and

• second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On September 26, 2019 the Partnership announced that pursuant to the closing of the $675 Million Credit Facility (Note 6), the Partnership is prohibited from paying distribution to its common unit-holders while borrowings are outstanding under the $675 Million Credit Facility.

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of June 30, 2021.

F-19

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners’ Equity (continued):

Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.

At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.

Common unit distributions:

No quarterly cash distributions to Common unitholders were made with respect to the six month period ended June 30, 2021 and 2020.

Series A Preferred unit distributions:

On January 21, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2020 to February 11, 2021. The cash distribution was paid on February 12, 2021, to all Series A preferred unitholders of record as of February 5, 2021.

On April 20, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2021 to May 11, 2021. The cash distribution was paid on May 12, 2021, to all Series A preferred unitholders of record as of May 5, 2021.

Series B Preferred unit distributions:

On January 28, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2020 to February 21, 2021. The cash distribution was paid on February 22, 2021, to all Series B preferred unitholders of record as of February 15, 2021.

On April 27, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2021 to May 21, 2021. The cash distribution was paid on May 24, 2021, to all Series B preferred unitholders of record as of May 17, 2021.

F-20

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners’ Equity (continued):

General Partner Distributions:

During the six-month periods ended June 30, 2021 and 2020, no payments were made by the Partnership to its General Partner as a holder of the incentive distribution rights.

At the market” equity program:

On July 2, 2020, the Partnership entered into an ATM Sales Agreement (the “Original Agreement”) for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. On August 19, 2020, the Partnership terminated the above mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. During the year ended December 31, 2020 the Partnership issued and sold 122,580 common units resulting in net proceeds of $0.3 million under the Original ATM sales agreement. No common units were sold under the A&R Sales Agreement during the year ended December 31, 2020.

During the six month period ended June 30, 2021, the Partnership issued and sold 1,189,667 of common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement.

11. Earnings per Unit:

The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 10 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the six month periods ended June 30, 2021 and 2020.

The calculations of the basic and diluted earnings per common unit are presented below:

Six months ended June 30,
	2021	2020
Partnership’s Net income	$24,980	$13,394
Less:
Net Income attributable to preferred unitholders	5,781	5,781
General Partner’s interest in Net Income	19	8
Net income attributable to common unitholders	$19,180	$7,605
Weighted average number of common units outstanding, basic and diluted	36,201,051	35,490,000
Earnings per common unit, basic and diluted	$0.53	$0.21

F-21

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

12. Interest and Finance Costs:

The amounts in the unaudited interim condensed consolidated statements of income are analyzed as follows:

	Six months ended June 30,
	2021	2020
Interest expense (Note 6)	$9,531	$13,939
Amortization of deferred financing fees	1,162	1,287
Other	138	83
Total	$10,831	$15,309

13. Derivative financial instruments:

On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction with a leading international bank, for the purpose of managing its exposure to LIBOR variability that the Partnership has under the $675 Million Credit Facility. The swap transaction, which is effective from June 29, 2020, provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings.

As of June 30, 2021 and December 31, 2020, the outstanding notional amount of Partnership’s interest rate swap was $591.0 million and $615.0 million respectively. The fair value of this interest rate swap outstanding at June 30, 2021 and December 31, 2020 amounted to an asset of $2,676 and a liability of $2,666 respectively (Note 8) and is included in Derivative financial instrument in consolidated condensed balance sheets as presented in the table below.

As of June 30, 2021 and 2020, the Partnership recognized a gain on derivative financial instruments of $4.8 million and a loss on derivative financial instruments of $3.4 million, respectively, which is included in Gain/ (Loss) on derivative financial instrument in the accompanying unaudited interim condensed consolidated statements of income as presented in the table below.

The realized loss on non-hedging interest rate swaps included in “Gain/ (Loss) on derivative financial instruments, net” amounted to $0.6 million and $nil for the six month periods ended June 30, 2021 and 2020.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of the derivative instrument reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains/ (losses) on derivative positions reflected in the unaudited interim condensed consolidated Statement of Income.

F-22

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13. Derivative financial instruments (continued):

Derivative Instruments not designated as hedging instruments – Balance Sheet Location

		Assets		Liabilities
Derivative	Balance Sheet Location	June 31, 2021	December 31, 2020	June 31, 2021	December 31, 2020
Interest rate swap	Derivative financial Instruments, Current	—	—	1,332	1,332
Interest rate swap	Derivative financial Instruments, non- Current	4,008	—	—	1,334
	Total	$ 4,008	$ —	$ 1,332	$ 2,666

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Condensed Statements of Income

	Net Realized and Unrealized Gain/ (Loss) Recognized on Statement of Income Location	Six months ended June 30,
		2021	2020
Interest rate swap	Gain/ (Loss) on derivative instruments	4,763	(3,352)
	Total	$4,763	$(3,352)

14. Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On July 21, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period May 12, 2021 to August 11, 2021. The cash distribution was paid on August 12, 2021, to all Series A preferred unitholders of record as of August 5, 2021.
(b)	Quarterly Series B Preferred unit cash distribution: On July 28, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2021 to August 21, 2021. The cash distribution will be paid on August 23, 2021, to all Series B preferred unitholders of record as of August 16, 2021.

F-23